**Exhibit 99**

FOR IMMEDIATE RELEASE:  NOVEMBER 3, 2009

CONTACT:  KIM BELL
MEDIA RELATIONS
STAGE STORES INC.
713.838.4231
kimbell@stagestores.com

## K.I.D.S. AND FASHION DELIVERS TO HONOR
## ANDY HALL, PRESIDENT AND CEO OF STAGE STORES INC. ALONG
## WITH OTHER FASHION INDUSTRY LEADERS

**HOUSTON, TX:**  Kids in Distressed Situations, Inc. (K.I.D.S.) a twenty-four year old global charity partnering with Fashion Delivers, a four year old not-for-profit organization, will honor four fashion industry leaders for outstanding philanthropic commitment at this year's annual fund raising gala on Wednesday, November 4, 2009, at the Grand Hyatt Hotel in New York.  Proceeds of the event will be donated to children and families in need through K.I.D.S. and Fashion Delivers. Over $1.3 million was raised from the 2008 gala event for both organizations.

This year's honorees include:  **John Daly**, President of Trade Finance CIT Group who will receive the *Fashion Has Heat Award*; **Andrew Hall**, President and CEO of Stage Stores who will receive the *Retailer Award*; **Gary Simmons**, President and CEO of Gerber Childrenswear, LLC who will be honored with the *K.I.D.S. Lifetime Achievement Award*; and **Sesame Workshop**, the nonprofit educational organization behind Sesame Street, which will receive the *Humanitarian Award*.

"Under normal circumstances, assistance to families and children challenged by homelessness or natural disasters is astounding, however, add to this the current state of the economy where far greater numbers are in need, and these humanitarians are the heroes of our times," said Peter Rosenthal, President of Rosenthal & Rosenthal and Chairman of K.I.D.S.

Since the devastation of Katrina, Fashion Delivers and K.I.D.S. has provided several million dollars of new product in relief and daily enhances the quality of life of those less fortunate.  "This could never have been accomplished without the generosity of our fashion community," added Allan E. Ellinger, Chairman of Fashion Delivers Charitable Foundation, Inc.

K.I.D.S. is a twenty four year old global charity of leading retailers, manufacturers, and licensors of children's and youth products committed to helping improve the lives of children and their families who are ill, living in poverty, or are the victims of natural disasters.  Fashion Delivers is a four year old not-for-profit organization whose mission is to provide products from all parts of the fashion and related industries to victims of natural disasters and those in need.  Fashion Delivers and K.I.D.S. work with a network of 1,000 K.I.D.S. local agencies to distribute products quickly and directly to recipients.

For more information on the event and K.I.D.S., visit www.kidsdonations.org.
For more information about Fashion Delivers, visit www.fashiondelivers.org.

Stage Stores, Inc. (NYSE: SSI) brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 758 stores located in 39 states.  The company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage.  For more information about Stage Stores, visit the Company's website at www.stagestoresinc.com.